[redacted]

06050627

RECD S.E.C.
MAR 1 2006
503

SEC[illegible]MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WHITEHORNE & COMPANY, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 CORPORATE PLAZA
(No. and Street)

NEWPORT BEACH (City) CALIFORNIA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CAMELA GUESS (949) 706-9345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LESLEY, THOMAS, SCHWARZ & POSTMA, INC.
(Name – *if individual, state last, first, middle name*)

2244 WEST COAST HIGHWAY, SUITE 100 (Address) NEWPORT BEACH, (City) CA (State) 9266-4724 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CAMELA GUESS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WHITEHORNE & COMPANY, Ltd. of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LENA M. KAMAE
Commission # 1605270
Notary Public - California
Orange County
My Comm. Expires Sep 10, 2009

Signature

PRESIDENT & CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] ~~(c) Statement of Income (Loss).~~
- [x] ~~(d) Statement of Changes in Financial Condition.~~
- [x] ~~(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] ~~(g) Computation of Net Capital.~~
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITEHORNE & COMPANY, LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS	
Cash and cash equivalents	$ 12,400
LIABILITY AND STOCKHOLDER'S EQUITY	
Liability	
Accounts payable	$ 324
Stockholder's equity (Note 4)	
Common stock, no par value;	
1,500 shares authorized	
1,500 shares issued and outstanding	22,538
Accumulated deficit	(10,462)
Total stockholder's equity	12,076
Total liability and stockholder's equity	$ 12,400

See the accompanying notes to these financial statements